UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2020

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, 8 Airpark Drive, Airport Oaks, Auckland 2022, New Zealand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Other Events

On October 6, 2020, Naked Brand Group Limited (the “Company”) issued a press release announcing that it had received a letter from the Listing Qualifications Department of The Nasdaq Capital Market (“Nasdaq”) notifying the Company that it has regained compliance with minimum stockholder’s equity requirement for continued listing on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(b). A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Company remains out of compliance with the requirement to have a minimum bid price of at least US$1.00 per share for continued listing under Nasdaq Listing Rule 5550(a)(2). The Company initially has until November 23, 2020 to regain compliance with the minimum bid price requirement. In the event the Company does not regain compliance by such date, the Company may be eligible for an additional 180 calendar days.

The information contained in this Form 6-K, including the exhibits hereto, and in the two Reports of Foreign Private Issuers on Form 6-K filed by the Company on October 5, 2020, which are incorporated herein by reference, shall be incorporated by reference in the Company’s registration statements on Form F-3 (File Nos. 333-226192, 333- 230757, 333-232229, 333-235801 and 333-243751) and the prospectuses included therein.

Exhibits

Exhibit No.	Description

99.1	Press release.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 6, 2020
NAKED BRAND GROUP LIMITED

	By:	/s/ Justin Davis-Rice
	Name:	Justin Davis-Rice
	Title:	Executive Chairman

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